UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated January 20, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Convenes an Annual Shareholder Meeting

Attached is an English translation (from Hebrew) of the notice for convening an Annual Shareholder Meeting, as submitted on the TASE.

XTL Biopharmaceuticals Ltd.
 (“the Company”)

January 18, 2010

The Israel Securities Authority Through the Magna	The Tel Aviv Stock Exchange Through the Magna

Dear Sirs,

The Company hereby respectfully submits an immediate report on convening an Annual General Meeting of the Company’s Shareholders, to be held on Tuesday, February 23, 2010, pursuant to the Israel Companies Law, -1999 (hereafter – “the Companies Law”), as follows:

1.
On Tuesday, February 23, 2010, at noon, a shareholders’ meeting will be held at the offices of the Company’s lawyers, Kantor & Co., 14 Abba Hillel Silver St., Ramat Gan.  The proposed resolutions on the agenda are as follows:

A.	Discussion of the Board of Directors’ Report and the Company’s financial statements as of December 31, 2008.
B.
The reappointment of a public accounting firm – Text of the proposed resolution: to ratify the appointment of Kesselman & Kesselman (PwC Israel) to serve as the Company’s auditors for year 2009 and to empower the Company’s Board to determine their fees.

C.
The reappointment of directors – Text of proposed resolution: to approve the reappointment of Messrs. Marc Allouche, Amit Yonay, Boaz Shweiger and David Grossman as Company directors until the next annual meeting.  The vote in respect of each director will be taken separately.

D.	Approval of the terms of employment of Mr. David Grossman, the Company’s CEO and Director, including the grant of 1,610,000 registered non-marketable options, exercisable into Company shares.

Text of proposed resolution:

Pursuant to the resolution of the Audit Committee and the Company’s Board of Directors of January 18, 2010, to approve the Company’s engagement under an employment agreement whereby Mr. David Grossman shall serve as the Company’s CEO in the scope of a full-time position, subject to the approval of the Bio-Gal Ltd. Transaction at the Extraordinary General Meeting of Shareholders, to be held on Tuesday, February 23, 2010 at 10:00, and also allot to Mr. David Grossman 1,610,000 non-marketable, registered options, exercisable into Company shares.

The employment agreement is not for a fixed period of time, and it may be terminated by either party subject to giving 4 months’ prior notice.

Within 7 days from the date hereof, the Company shall publish an immediate report on a material private placement, in conformity with the Securities Regulations (Private Placement of Securities in a Registered Company) –-2000.

In accordance with the provisions of the employment agreement, the terms of office of the Company’s CEO shall be as set forth below:
1.
Monthly Salary – Commencing January 1, 2010, the CEO shall be entitled to a gross monthly salary of NIS 28,000 (NIS 336,000 yearly). Should the Company raise capital in an amount exceeding US$10 million, through the NASDAQ or any other authorized stock exchange, the CEO’s monthly salary shall be raised to a gross amount NIS 48,333 (NIS 580,000 yearly).  If by July 1, 2010, the Company does not raise capital as aforesaid, the CEO’s monthly salary shall be raised to a gross sum of NIS 40,000 (NIS 480,000 yearly), and if the Company does raise capital as aforesaid, the CEO’s monthly salary shall be raised to a gross sum of NIS 48,333 (NIS 580,000 yearly).

Should the Company raise capital in respect of which the CEO’s salary is raised as aforesaid, and thereafter the Company shall execute a further material transaction (a merger or acquisition, establishment of a partnership, purchase of intellectual property etc.), the CEO’s monthly salary shall be raised to a gross sum of NIS 52,500 (NIS 630,000 yearly).

If in the course of 24 months from the date of the CEO’s employment, the Company raises capital in an amount exceeding US $3 million, it shall pay the CEO a bonus at the rate of 1%of the capital raised as aforesaid, but limited to a maximum amount of US$150 thousand.

2.
Options – As remuneration for his service as the Company’s CEO, Mr. Grossman shall be entitled to an allotment of 1,610,000 non-marketable option warrants, free of charge, exercisable into 1,610,000 Ordinary Shares of NIS 0.1 p.v. each, subject to the adjustments prescribed in the Company’s Option Scheme.  The exercise price of an option warrant into the exercise shares is NIS 0.075. 33% of the said option warrants shall vest immediately upon being granted and 67% of the said option warrants shall vest and be exercisable into the exercise shares on a monthly basis, commencing on the date of being granted and for a duration of two years, subject to the fact that the CEO, during such period, continues to serve in his position.

3.
Signature Grant – As part of his terms of employment and in view of the fact that CEO has been in the Company’s employ since February 11, 2009 without receiving any remuneration, he shall be entitled to a one-time signature grant of NIS 430 thousand, payable in five equal monthly installments commencing on the Shareholders Meeting approval date.

4.
Social Benefits; Company Car; Severance Pay – In the context of his duties, the CEO shall be entitled to social benefits such as recuperation pay, senior managers insurance, professional study fund, car grade 4, cellular phone and subscription to a daily newspaper, as customary at the Company for senior office holders.

Below is a table showing, in a concise manner, the terms of employment of the Company’s CEO:

Compensation receiver details				Compensation from services							Other compensation			Total
Name	Role	Capacity	Holding in share capital of the company	Monthly/ annual salary (Gross)	Grant	Share based payment	Management fees	Consultancy fees	Commission	Other	Interest	Rent	Other
David Grossman	CEO	100%	------	28,000 / 336,000	430,000	458,744	------	------	------	------	------	-------	------	1,224,744

*	For details regarding the milestones specified for raising the CEO’s salary – see Item 1(1)D above.

**	Value of said payment calculated according to “Black & Scholes” formula.

E.	Approval to grant letter of discharge from liability and undertaking to indemnify Company directors:

The text of the proposed resolution: Approval to grant a letter of discharge from liability and an undertaking to indemnify all the directors currently serving at the Company, commencing on the date of their initial appointment to serve as directors, in accordance with the Company’s Articles of Association and the Office Holder Indemnity and Exculpation Agreement of Indemnification attached hereto as Appendix A.

F.
Approval to grant the directors non-marketable, registered options exercisable into Company shares - Text of the proposed the resolution: to approve the allotment of 150,000 non-marketable option warrant, free of charge, exercisable  into 150,000 Ordinary Shares of  NIS 0.1 p.v. each, to each of the following directors:

Marc Allouche, Amit Yonay, Boaz Shweiger, who are serving as Company directors, subject to the adjustments prescribed in the Company’s Option Scheme.  The exercise price of an option warrant into exercise shares is NIS 0.298. 33% of the said option warrants shall vest immediately upon being granted and 67% of said option warrants shall vest and be exercisable into the exercise shares on a monthly basis, commencing on the date of being granted and for a duration of two years. A vote concerning each of the directors shall be taken separately.

Within 7 days from the date hereof, the Company shall publish an immediate report on a material private placement, in conformity with the Securities Regulations (Private Placement of Securities in a Registered Company) –-2000.

2.
At the annual general meeting, a legal quorum shall constitute the presence of at least two (2) shareholders, represented by themselves or by their proxies, who hold or represent together at least 33.33% of the voting rights in the Company. If after thirty minutes from the meeting's scheduled date, the legal quorum is not achieved, the meeting will be automatically deferred to the same day of the following week, at the same time and place as scheduled for the original meeting; or to a different time or place as decided by the board of directors in a notice to the shareholders. In the deferred meeting, the shareholders shall discuss the matters for which the original meeting had been convened. If in such deferred meeting no legal quorum is obtained within thirty minutes from the scheduled date, two shareholders that are present by themselves or by a proxy will form a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

3.
The date for establishing the shareholders' right to vote at the general meeting, as stipulated in Section 182 of the Companies Law, is January 25th, 2010 ("the meeting participation record date"). Pursuant to the Companies Regulations (Proof of Share Ownership for Voting in General Meetings) – 2000, a Company shareholder whose shares are held by a member of the Stock Exchange - and such share is included among the shares listed in the Register in the name of the registration company - who is interested in voting at the general meeting, shall furnish the Company with an approval from a member of the Stock Exchange concerning his ownership of the share on the meeting participation record date, as prescribed by the said Regulations.

4.
The Company’s shareholders are entitled to participate and vote at the meeting, themselves or by a duly empowered proxy.  A document appointing proxies to vote (hereafter "the letter of appointment") as well as the original power of attorney by virtue of which the letter of appointment (if any) was signed, must be deposited with the Company's lawyer's office (law offices of Kantor & Co. on 14 Abba Hillel Silver, 12th floor, Ramat-Gan, Israel Law) 48 hours prior to the start of the meeting.

The distribution site of the Israel Securities Authority (“distribution site”) and the web site of the Tel Aviv Stock Exchange Ltd., where the text of the voting paper and statements of position, as implied in Section 88 of the Companies Law, are: www.magna.isa.gov.il and www.tase.co.il, respectively.
In addition, a shareholder may apply to the Company directly for receiving the written format of the voting paper and statements of position, if any, to each shareholder that is not registered with the Company's shareholders' registrar and whose shares are listed with that member of the Stock Exchange, if the shareholder has notified the member of the Stock Exchange of its wish and provided that the notice was made with respect to a certain securities account and prior to the record date. Any shareholder whose shares are listed with a member of the Stock Exchange is entitled to receive proof of ownership from the relevant member of the Stock Exchange at the member of the Stock Exchange's branch or by mail to their address in return for payment of delivery fees only, if so requested, and this application will be granted in advance to the relevant securities account. Pursuant to the Companies Regulations (Voting Paper and Statements of Position), 2005, that shareholder will vote on the second part of the voting paper and specify the manner of voting and deliver it to the Company or mail it via registered mail whereby the proof of ownership must reach the Company's lawyer's office (law offices of Kantor & Co. on 14 Abba Hillel Silver, 12th floor, Ramat-Gan, Israel Law) no later than 72 hours prior to the meeting date.

The deadline for submitting statements of position is 10 days after the effective date (hereafter: “the deadline for sending statements of position”) – namely, Thursday, February 4, 2010 and the deadline for submitting the Board’s response to the statements of position is 5 days after the deadline for sending statements of position, namely: Thursday, February 9th, 2010.

5.
One or more shareholders that hold at least 5% of total voting rights and also hold such rate of total voting rights that are not held by the controlling shareholder in the Company, as defined in Section 286 to the Companies Law, are entitled to review the voting papers as detailed in Regulation 10 to the Companies Regulations (Voting Paper and Statements of Position), 2005.

6.
The required majority at the annual general meeting and the deferred annual meeting (to the extent held) for approval of the resolutions mentioned in Items 1(A)-1(F) is an ordinary majority of the overall votes of the shareholders present at the annual general meeting, who are authorized to vote and have voted therein.

7.
The documents pertaining to this Report may be reviewed at the law offices of Kantor & Co. on 14 Abba Hillel Silver, 12th floor, Ramat-Gan, Israel during the customary work hours and after prior coordination via telephone +972-3-613 3371.

8.
The Company’s representatives responsible for the immediate report are Advocate Ronen Kantor and/or Ron Soulema, of Kantor & Co. Law Offices, Abba Hillel Silver Street 14, Floor 12, Ramat Gan, Israel, telephone +972-3-6133371.

                                                                                          Yours sincerely

                                                               XTL Biopharmaceuticals Ltd.

           APPENDIX A

FORM OF OFFICE HOLDER
INDEMNITY AND EXCULPATION AGREEMENT

THIS AGREEMENT, dated as of February ___, 2010, is between XTL Biopharmaceuticals Ltd., an Israeli company (the “Company”), and _______________________, a director of the Company (the “Indemnitee”).

WHEREAS,	the Indemnitee is an Office Holder of the Company (as defined below);

WHEREAS,	both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of a public company;

WHEREAS,	the Articles of Association of the Company authorize the Company to indemnify Office Holders; and

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and Indemnitee’s reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection promised by the Articles of Association will be available to Indemnitee (regardless of, among other things, any amendment to or revocation or any change in the composition of the Company’s Board of Directors or the Company’s Management or acquisition of the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses (whether partial or complete) to Indemnitee to the fullest extent permitted by law and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and intending to be legally bound hereby, the parties hereto agree as follows:

1.	CERTAIN DEFINITIONS

1.1
Expenses:  includes reasonable costs of litigation, including attorney’s fees, expended by the Indemnitee or for which the Indemnitee has been charged by a court. Expenses shall also include, without limitation and to the fullest extent permitted by applicable law, all expenses reasonably incurred in defending any claim (including investigation and pre-litigation negotiations) and any security or bond that the Indemnitee may be required to post in connection with an Indemnifiable Event (as defined below).

1.2	Office Holder: as such term is defined in the Israeli Companies Law, 5759-1999.

2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1
The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and Expense that may be imposed on Indemnitee, up to an aggregate of $4 million, due to an act performed or failure to act by him in his capacity as an Office Holder of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof for (the following shall be hereinafter referred to as “Indemnifiable Events”):

2.1.1
monetary liability imposed on the Indemnitee in favour of a third party in a judgment (which third parties include, without limitation and to the fullest extent permitted by applicable law, any governmental entity), including a settlement or an arbitration award confirmed by a court, for an act that the Indemnitee performed by virtue of being an Office Holder of the Company; and

2.1.2
reasonable costs of litigation, including attorneys’ fees, expended by the Indemnitee or for which the Indemnitee has been charged by a court, in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was found innocent, or in a criminal offence in which the Indemnitee was convicted and in which a proof of criminal intent is not required.

2.2.
The indemnification undertaking made by the Company shall be only with respect to such events as are described in Schedule A attached hereto. The maximum amount payable by the Company under all indemnification agreements with all the non-Executive Directors of the Company shall not exceed four million US dollars measured promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding to be made against the Company.

2.3
If so requested by the Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee’s reasonable litigation Expenses with respect to which the Indemnitee is entitled to be indemnified under Sections 2.1 and 2.2 above.

2.4
The Company’s obligation to indemnify the Indemnitee and advance Expenses in accordance with this Agreement shall be from the date such Indmenitee commenced serving as an Office Holder of the Company and for such period as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the foregoing positions, whether or not the Indemnitee is still serving in such positions.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by the Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid (unless the Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that the Indemnitee should be indemnified under applicable law, in which event the Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed) and shall not be obligated to indemnify or advance any additional amounts to the Indemnitee (unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement).

The Company undertakes that in the event of a Change in Control (excluding the Bio-Gal Transaction), the Company’s obligations under this Agreement shall continue to be in effect following such Change in Control, and the Company shall take all necessary actions to ensure that the party acquiring control of the Company shall independently undertake to continue in effect this Agreement, to maintain the provisions of the Articles of Association allowing indemnification and to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfil its obligations hereunder.

“Change of Control” means (i) any merger or consolidation of the Company with or into another entity, (ii) other corporate reorganization, (iii) sale of control, (iv) any transaction in which all or substantially all of the assets or shares of the Company are sold, (v) the Company consolidates with or merges into or sells all or substantially all of its assets to any other person or entity or group of persons and/or entities acting in concert, (vi) any person or entity, whether individually or together with any other person or persons, entity or entities becomes entitled to exercise more than 50% of the rights to vote at general meetings of the company or control the appointment of directors who are able to exercise a majority of votes at Board meetings of the company, (vii) the Company becomes a subsidiary of another entity or becomes controlled by another entity; or (viii) the insolvency, receivership, bankruptcy or liquidation of the Company.

4.	NO WAIVER

No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

5.	SUBROGATION

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

6.	REIMBURSEMENT

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against the Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy or otherwise) of the amounts otherwise indemnifiable hereunder. Any amounts paid to the Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS

SUBJECT TO THE RECEIPT OF ALL THE REQUIRED APPROVALS IN ACCORDANCE WITH THE ISRAELI LAW, INCLUDING THE APPROVALS OF THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF THE COMPANY, THIS AGREEMENT SHALL BE IN FULL FORCE AND EFFECT AS OF THE DATE HEREOF.

8.	NOTIFICATION AND DEFENSE OF CLAIM

Promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding, the Indemnitee will, if a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement hereof; but the omission so to notify the Company will not relieve the Company from any liability which it may have to the Indemnitee otherwise than under this Agreement.  With respect to any such action, suit or proceeding as to which the Indemnitee notifies the Company of the commencement thereof and without derogating from Section 2.1:

The Company will be entitled to participate therein at its own expense;

8.1
To the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defence thereof, with counsel reasonably satisfactory to the Indemnitee, provided, however, that the Company will not be entitled to do so if Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defence of such action.

8.2	The Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding at the expense of the Company.

8.3
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its prior written consent – not to be unreasonably withheld. The Company shall not settle any action or claim in any manner that would impose any penalty, liability or limitation on the Indemnitee without the Indemnitee’s prior written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.	EXCULPATION

The Company hereby exempts the Indemnitee, to the fullest extent permitted by law, from any liability for damages caused as a result of the Indemnitee’s breach of the duty of care to the Company, provided that the Indemnitee shall not be exempt with respect to any action or omission as to which, under applicable law, the Company is not entitled to exculpate the Indemnitee.

10.	NON-EXCLUSIVITY

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights the Indemnitee may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the indemnification period the rights of the then existing Office Holders are more favourable to such Office Holders than the rights provided thereunder or under this Agreement to the Indemnitee, the Indemnitee shall be entitled to the full benefits of such more favourable rights.

11.	BINDING EFFECT

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company, spouses, heirs and personal and legal representatives. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as an Office Holder of the Company or of any other enterprise at the Company’s request, provided that the claim for indemnification relates to an Indemnifiable Event.

12.	SEVERABILITY

The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

13.	GOVERNING LAW

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

14.	ENTIRE AGREEMENT AND TERMINATION

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement. No supplement, modification, amendment, termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

XTL BIOPHARMACEUTICALS LTD.	THE DIRECTOR
By:
Name:
Title:

SCHEDULE A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company

2.	Anti-competitive acts and acts of commercial wrongdoing

3.	Acts in regard to invasion of privacy including with respect to databases and acts in regard of slander

4.	Acts in regard to copyrights, patents, designs and any other intellectual property rights, and acts in regard to defects in the Company’s products or services

5.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision

6.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard to the Company’s business

7.
Claims relating to the offering of securities, claims relating to violations of securities laws of any jurisdiction and claims arising out of the Company’s status as a publicly-traded company, including, without limitation, fraudulent disclosure claims, failure to comply with SEC disclosure rules and other claims relating to relationships with investors and the investment community

8.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims and other claims relating to relationships with investors and the investment community

9.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction

10.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws

11.	Violations of any law or regulation governing domestic and international telecommunications in any jurisdiction

Contact:
Investor Relations: ir@xtlbio.com; Tel: +972 3 612 7011

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 20, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer